Mail Stop 6010

June 27, 2007

Mr. Eric Bello
Chief Financial Officer
Quipp, Inc.
4800 NW 157th Street
Miami, FL 33014

      Re: **Quipp, Inc.**
                Form 10-K for the Year Ended December 31, 2006
                File No. 000-14870

Dear Mr. Bello:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

-Results of Operations 2006 vs. 2005, page 14

1.   We note that you disclose non-GAAP measures related to net sales excluding sales related to the Newstec acquisition for fiscal 2005 and 2006. While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

-Results of Operations 2005 vs. 2004, page 16

2.   As part of your explanation for the change in selling, general and administrative expenses, you state that you incurred lower variable selling costs including commissions and warranty expense due to lower sales volume. Please revise your future filings to report these warranty expenses as a component of cost of sales within your consolidated statement of operations or tell us why you believe your current presentation is appropriate.

Notes to Consolidated Financial Statements, page 27

Note 1. Summary of Significant Accounting Policies, page 27

-Revenue Recognition, page 27

3.   Please tell us and revise future filings to explain the nature of the discounts that you provide to your customers and how you account for these discounts pursuant to EITF 01-09.

Note 6. Acquisitions, page 34

4.   We note that you issued common stock as part of the settlement for contingent consideration related to your Newstec, Inc. valuation during fiscal 2005 and 2006. Please revise future filings to disclose how you determined the fair value of the common stock issued as contingent consideration for each reporting period presented. Refer to the guidance in EITF 99-12, EITF 97-8 and paragraph 51(d) of SFAS 141.

5.   You state that with the assistance of an independent appraisal consultant that you determined the valuation of goodwill and other intangible assets in conjunction with your Newstec, Inc. acquisition. While in future filings management may elect to take full

responsibility for valuing goodwill and intangible assets related to this acquisition, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Item 9A. Controls and Procedures, page 41

6.   We note your disclosure that your chief executive officer and principal financial officer have concluded that the "[your] disclosure controls and procedures are functioning effectively to provide reasonable assurance that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." We note similar disclosures within your March 31, 2007 Form 10-Q. Please address the following:

- Based on your disclosure, it is not clear whether your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please tell us and revise future filings to state clearly whether your chief executive officer and principal financial officer have concluded that your disclosure controls and procedures are either effective or not effective.

- The language that is currently included after the words "functioning effectively" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words " effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 31.1 and 31.2

7.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, we note that the disclosure in paragraph 4(c) does not read "most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)." Similarly, we also note in your March 31, 2007 Form 10-Q, you have removed the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c). Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Amendment 1 and 2 to Form 10-K For the Fiscal Year Ended December 31, 2006 Filed on April 30, 2007 and June 5, 2007, respectively

Exhibit 31.1 and Exhibit 31.2

8.   We note that you indicate that these exhibits were previously filed.   You should include signed certifications filed pursuant to Exchange Act Rule 13a-14(a) prescribed by Item 601(b)(31) of Regulation S-K with each amendment to your Exchange Act Reports. Please revise your filings to include these certifications or alternatively please provide to us your basis for incorporating these certifications by reference.

        As appropriate, please amend your December 31, 2006 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief